Filed by Eaton Vance Municipal Bond Fund (Commission File No. 333-226303)

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company:

Eaton Vance Michigan Municipal Bond Fund (Commission File No. 811-21224)

IMPORTANT NOTICE: WE NEED YOUR HELP

October 12, 2018

Dear Valued Shareholder,

We still need your help. The Special Meetings of Shareholders of Eaton Vance California Municipal Bond Fund II, Eaton Vance Massachusetts Municipal Bond Fund, Eaton Vance Michigan Municipal Bond Fund, Eaton Vance Michigan Municipal Income Trust and Eaton Vance New York Municipal Bond Fund (the “Funds”), were adjourned today until Thursday, November 15, 2018 to provide shareholders who have not yet cast their important proxy vote with more time to do so.

OUR RECORDS INDICATE THAT WE HAVE NOT YET

RECEIVED A PROXY VOTE FOR YOUR SHARES.

Please help us today by taking a moment to cast your vote. We need your proxy vote as soon as possible to allow us to proceed with important business of the Funds. The Boards of Trustees recommend that shareholders vote FOR the proposals.

Details of the Special Meetings are described in the proxy statements that have previously been sent to all shareholders. For more information, please refer to the proxy statement for your Fund(s), which can be found at https://funds.eatonvance.com/closed-end-fund-and-term-trust-documents.php. If you have any proxy-related questions or would like to cast your proxy vote by phone, please call 1-800-829-6554. Representatives are available Monday through Friday, 9 a.m. to 10 p.m. Eastern Time.

We very much appreciate your attention to this matter. We would not continue to contact you if the matter was not urgent. Please support your Fund(s), and help us by casting your vote today!

How do I vote?

We need your proxy vote as soon as possible to allow us to proceed with important business of the Funds. There are four convenient methods for casting your important proxy vote:

1.	Vote by Phone with a Representative: You may cast your vote by telephone with a proxy representative by calling toll-free 1-800-829-6554. Representatives are available Monday through Friday, 9 a.m. to 10 p.m. Eastern Time.

2.	Vote by touch-tone phone: You may cast your vote by telephone using an automated system by calling the toll-free number found on the enclosed proxy card(s).

3.	Vote online: You may cast your vote by visiting the web address located on the enclosed proxy card(s) and following the instructions on the website.

4.	Vote by mail: You may cast your vote by signing, dating and mailing the enclosed proxy card(s) in the postage-prepaid return envelope provided.

We would be very grateful if you would use any one of the voting methods listed above to ensure that your vote is recorded by November 15, 2018.

IMPORTANT NOTICE: WE NEED YOUR HELP

October 12, 2018

Dear Valued Shareholder,

We still need your help. The Special Meetings of Shareholders of Eaton Vance California Municipal Bond Fund II, Eaton Vance Massachusetts Municipal Bond Fund, Eaton Vance Michigan Municipal Bond Fund, Eaton Vance Michigan Municipal Income Trust and Eaton Vance New York Municipal Bond Fund (the “Funds”), were adjourned today until Thursday, November 15, 2018 to provide shareholders who have not yet cast their important proxy vote with more time to do so.

OUR RECORDS INDICATE THAT WE HAVE NOT YET

RECEIVED A PROXY VOTE FOR YOUR SHARES.

Please help us today by taking a moment to cast your vote. We need your proxy vote as soon as possible to allow us to proceed with important business of the Funds. The Boards of Trustees recommend that shareholders vote FOR the proposals.

Details of the Special Meetings are described in the proxy statements that have previously been sent to all shareholders. For more information, please refer to the proxy statement for your Fund(s), which can be found at https://funds.eatonvance.com/closed-end-fund-and-term-trust-documents.php. If you have any proxy-related questions, please call 1-800-829-6554. Representatives are available Monday through Friday, 9 a.m. to 10 p.m. Eastern Time.

We very much appreciate your attention to this matter. We would not continue to contact you if the matter was not urgent. Please support your Fund(s), and help us by casting your vote today!

How do I vote?

We need your proxy vote as soon as possible to allow us to proceed with important business of the Funds. There are three convenient methods for casting your important proxy vote:

1.	Vote by touch-tone phone: You may cast your vote by telephone using an automated system by calling the toll-free number found on the enclosed proxy card(s).

2.	Vote online: You may cast your vote by visiting the web address located on the enclosed proxy card(s) and following the instructions on the website.

3.	Vote by mail: You may cast your vote by signing, dating and mailing the enclosed proxy card(s) in the postage-prepaid return envelope provided.

We would be very grateful if you would use any one of the voting methods listed above to ensure that your vote is recorded by November 15, 2018.